Hybrid Fuel Systems, Inc.
                               12409 Telecom Drive
                              Tampa, Florida 33637

                                                                 October 3, 2005


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:   Joseph A. Foti, Senior Assistant Chief Accountant
             Jeffrey Sears, Staff Accountant

             Re:   Hybrid Fuel Systems, Inc.
                   Registration Statement on Form SB-2, as amended Filed September 27, 2005 (File No. 333-124775)

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Hybrid Fuel Systems, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Tuesday October 4, 2005, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Hybrid Fuel Systems, Inc.

                                                 By: /s/ Mark Clancy
                                                     ---------------------------
                                                 Name:  Mark Clancy
                                                 Title: Chief Executive Officer